EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO’S PHASE 1 MINING OF THE OXIDE CAP AT TWANGIZA INDICATES ANNUAL GOLD
PRODUCTION OF 119,303 OUNCES AT TOTAL CASH COSTS OF US$356 PER OUNCE FOR FIRST 5
YEARS OF PRODUCTION

Commercial Production on Track for Q4 2011

TORONTO, March 4, 2011 - Banro Corporation ("Banro" or the "Company") (TSX - "BAA";NYSE AMEX- "BAA") is pleased to announce the results of an economic assessment of the mining of the oxide cap of the Twangiza Gold Mine, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Banro is fast tracking production at Twangiza by initially exploiting the oxide cap ahead of building the full scale facilities outlined in theJuly 17, 2009 Twangiza feasibility study report (which reported the Twangiza proven plus probable mineral reserves as 4.54 million ounces of gold). This first phase of development (referred to as Twangiza “Phase 1”) is on track to deliver commercial production during the fourth quarter of 2011.  Banro intends to use the Phase 1 cash flow to build the Company’s Namoya heap leach gold project (reference is made to Banro’s press release dated January 24, 2011 which outlined production for the Namoya heap leach project of 124,000 ounces per annum at an average total cash cost of US$359 per ounce over a 7 year mine life), thereby achieving in excess of 240,000 ounces per annum for the Company and enabling Twangiza to then be further expanded to its full production capacity. This staged development and internal financing plan will allow Banro management to continue to build on its positive experience at Twangiza in sourcing and installing plant and mining equipment in the eastern DRC in order to grow Banro’s production profile along the Twangiza-Namoya gold belt.

Highlights for the Twangiza Phase 1 oxide project(1.7Mtpa) include:

●
Project post tax net present value ("NPV") of US$581 million and US$743 million based on gold prices of US$1,200and US$1,400, respectively, using a 5% discount rate. The NPV using a 0% discount rate is US$692 million and US$883 million based on gold prices of US$1,200 and US$1,400, respectively.

●	Total gold production of 1,004,796 ounces for the first phase oxide life of mine with an average annual production of 119,303 ounces for the first 5 years.

●	Total cash costs of US$356per ounceof gold for the first 5 years and total operating costs of US$378 per ounce for the life of the mine.

●	Total project capital expenditure of US$220million (excluding ongoing capital);

¤
Phase 1 expansion to 1.7Mtpa= US$220million (made up as US$209 million for 1.3Mtpaplus infrastructure to support expansion, and US$11 million associated with the process plant upgrade to deliver the 1.7Mtpa upgrade).Banro has already completed more than 50% of these capitalexpenditures.

¤	Sustaining (Life of Mine Working Capital) - US$83million (which includes capital of US$10M for additional mining fleet, which is spread over the life of the mine).

This economic assessment has been prepared with input from a number of independent consultants including the following:

●	SRK Consulting (UK) - MineralResources
●	SRK Consulting (SA)–Mining and Mineral Reserves
●	Metago Environmental Engineers (Pty) Ltd - TailingsManagement Facility

●	Metago Environmental Engineers (Pty) Ltd - TailingsManagement Facility

SENET also undertook the economic valuation and report compilation for this economic assessment.

Full details of thiseconomic assessment in the form of a National Instrument 43-101 technical report will be filed on SEDAR within the next 45 days.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”, which reported the Twangiza Mineral Reserves (Proven plus Probable) as 4.54 million ounces of gold, as set out in the following table.

TWANGIZA OXIDE AND SULPHIDE MINERAL RESERVE ESTIMATES

RESERVE CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au)	OUNCES (Moz)
PROVEN	MAIN + NORTH	15.98	2.35	1.21
PROBABLE	MAIN + NORTH	66.48	1.56	3.33
PROVEN + PROBABLE	MAIN + NORTH	82.46	1.71	4.54

In August 2009, Banro announced its intention to begin construction of "Phase 1" of its Twangiza project by initially exploiting the oxide cap ahead of building the full scale facilities outlined in the July 2009 feasibility study report, and to that end acquired a gold plant capable of processing 1.3Mtpaof ore. Reconstruction of roads and bridges and infrastructure development near the mine site was completed in the first half of 2010 (much of which will also service the larger Phase 2 expansion) and by December 2010, mechanical construction of the gold plant was 50% complete. It is expected that the Twangiza mine will enter production in the fourth quarter of 2011. The plant and infrastructure design for the oxide processing plant has recently been made to accommodate a step wise increase in oxide processing from the initial design (1.3Mtpa) to 1.7Mtpa. The focus of this economic assessment has primarily been to identify the changes and modifications required to increase the annual throughput of the process plant to 1.7Mtpafrom its current design capacity of 1.3Mtpato mine and process the oxide component of the Twangiza Mineral Resource.

TWANGIZA PROJECT OVERVIEW

The Twangiza project is located in the South Kivu Province of the DRC, 45 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totaling 1,156 square kilometerswhich are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.  The current exploration commenced in October 2005 and up to November 2008, more than 330 diamond drill holes have been completed.  There has also been extensive re-sampling of old mine adits, which exist along the 3.5 kilometerlong, north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) and in porphyry sills, confined by a doubly plunging anticlinal structure. The ore body is such that the oxides are contained in the near surface with a depth down to about 80m. As such limited, if any, pre-stripping is required and given the significant width of the ore body(210m) the stripping ratio is low, at around 1.52:1. In addition, the mining lends itself to free dig for the initial years of the project and given the unconsolidated and friable nature of the oxide ores to this level the plant throughput mayexceed its stated capacity of 1.7Mtpa if the ore properties prove to be less competent in reality compared to the results of the metallurgical tests. These efficiencies have not been factored into the projected production profile or economic assessment.

TWANGIZA MINERAL RESOURCE ESTIMATES

SRK Consulting (UK) Ltd. (“SRK (UK)”) prepared an independent estimate of the Mineral Resources at Twangiza, which was reported in Banro’s press release dated January 14, 2009 and has now been separated into “Oxide” and “Non-Oxide” components as set out in the table below. Martin Pittuck, an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) responsible for this estimate.

The Mineral Resource estimate was reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.  The Mineral Resource Statement uses a cut off grade of 0.5 g/t gold; it has been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption is considered therefore to have reasonable prospects for economic extraction by open pit mining. SRK has not re-reported the Mineral Resource inside the US$1,200 pit shell used for reporting Mineral Reserves because the pit shells are already limited by the base of the oxide, and subsequently only a very slight increase in Mineral Resource would be expected in lateral extensions.

The table below details the “Oxide” and “Non-Oxide” components of the Twangiza Mineral Resource estimate split by confidence category, at a cut off grade of 0.5 g/t gold.

OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au)	OUNCES (Moz)
MEASURED	11.1	2.49	0.89
INDICATED	6.8	1.9	0.4
MEASURED & INDICATED	17.9	2.3	1.3
INFERRED (EXCLUDING VALLEY FILL)	0.7	1.7	0.04
INFERRED (VALLEY FILL)	1.0	4.2	0.1

NON-OXIDE MINERAL RESOURCE CATEGORY	TONS (Mt)	GRADE (g/t Au)	OUNCES(Moz)
MEASURED	6.1	2.22	0.43
INDICATED	83.5	1.4	3.9
MEASURED & INDICATED	89.6	1.5	4.3
INFERRED	6.4	1.3	0.3

NB:Any apparent errors are due to rounding and are therefore not considered material to the estimate

MINE PLANNING

SRK Consulting (SA) (Pty) Ltd. (“SRK (SA)”) undertook the mine planning process for the Phase 1 Twangiza oxide open pit for thisoxide economic assessment, based on Banro's Measured and Indicated Mineral Resources delineated to date. Pit optimizations were undertaken on the oxide components of the two principal deposits at Twangiza: namely Twangiza Main and Twangiza North, using the following estimates and factors:

PARAMETER	VALUE
GOLD PRICE (LOWER LIMIT)	US$1,000/oz
GOLD PRICE (BASE CASE)	US$1,200/oz
GOLD PRICE (UPPER LIMIT)	US$1,400/oz
DIESEL FUEL PRICE	US$1.00/litre
MINING DILUTION	5% at zero grade
MINING RECOVERY	95%
PIT SLOPES	Minus 28 to 30 degrees
METALLURGICAL RECOVERY	OXIDE ORE : MAIN	90.1%
	OXIDE ORE : NORTH	91.2%

The following mineral reserves were estimated by SRK (SA) to be contained in a practical oxide pit design:

RESERVE CATEGORY	DEPOSIT	TONS (Mt)	GRADE (g/t Au)	OUNCES (Moz)
PROVEN	OXIDE MAIN + NORTH	10.25	2.42	0.797
PROBABLE	OXIDE MAIN + NORTH	5.28	1.96	0.333
PROVEN + PROBABLE	OXIDE MAIN + NORTH	15.53	2.26	1.130

SRK (SA)’s above independent estimate of the Twangiza Oxide Mineral Reserves is based on the above Mineral Resource estimate.The Mineral Resources are inclusive of the Mineral Reserves. The Mineral Reserves were estimated by Mark Sturgeon, who is a “qualified person” as such term is defined in National Instrument 43-101 and an employee of SRK (SA).The Mineral Reserve Statement is reported in accordance with National Instrument 43-101 requirements.

The two deposits at Twangiza are to be mined simultaneously to provide a throughput of 1.7 million tons of oxide ore per annum to the processing plant. An additional 1.3 million tons of material originating from a valley fill source, at an estimated grade of approximately 3 g/t could be processed, in addition to the proven and probable north and main pit oxide reserves. More work is required to increase the confidence in this valley fill resource and to demonstrate the feasibility of mining and processing before the valley fill can be converted and added to the Mineral Reserve. If treated, this material would effectively displace the lowest grade faction of the open pit ore in the mill feed, which would then be stockpiled to the end of life of the open pit.

The Twangiza project has a favorable stripping ratio of 1.52, which is an important contributing factor to the mine’s low operating costs. The estimated total open pit mine operating cost of US$5.46 per ton of ore is equivalent to US$1.78 per ton of rock mined, based on an owner operated mining option.

PROCESSING PLANT

During the initial evaluation of the processing capacity of the existing plant, it had been identified as being able to process an annual tonnage of 1.3Mtpa.With subsequent in-depth investigations to identify the optimal comminution circuit operating parameters by a specialist firm, it was established that the processing plant could be modified to increase the annual throughput to a maximum of 1.7Mtpa.

With this in mind, large capital items that cannot be modified later were already specified for the increased duty, with the balance of the smaller modifications targeted for upgrading once debottlenecking of the process plant operation at 1.3Mtpahas been completed.

The aim of the process design component of this economic assessment wasto complete a detailed investigation into the balance of the smaller modifications targeted for upgrading the plant to 1.7Mtpa, and to establish a capital cost and mining program associated with these modifications.

Priority has been given to the minimizing of production downtime during equipment selection and construction philosophy.

The detailed engineering design and procurement of plant equipment would be executed concurrently with the final stages of construction and commissioning of the processing plant in its current configuration. The installation of new plant equipment would be planned with the majority of the installation work taking place during the ramp-up phase of the processing plant towards achieving nameplate capacity at 1.3Mtpa, with smaller tie-ins taking place during planned maintenance shutdowns. The steel structures and pipe work in the areas requiring more extensive modifications would be pre-erected where practical and installed during shutdowns specifically planned for these events.

DEVELOPMENT TIMETABLE

Implementation of the modifications to the processing plant and infrastructure is expected to take a minimum period of 12 months, which is the reason for undertaking this economic assessmentand plan for these modifications in parallel with the commissioning of the existing processing plant. This approach would allow for a period of debottlenecking prior to implementation of the modifications to the plant.

TAILINGS MANAGEMENT FACILITY

As part of this economic assessment, Metago Environmental Engineers (the designers of the Twangiza tailings management facility) were tasked with evaluating the facility’s ability to accommodate the increased throughput rate. The TMF wall does not change in size or layout as the TMF basin will hold the same final tonnes (and hence volume) of tailings irrespective of the plant throughput rate.  However the increase in production rate from 1.3Mtpa to 1.7Mtpa means that wall raising will be brought forward, as will the costs thereof.

CAPITAL COST SUMMARY

The table below summarizes the estimated capital costs associated with increasing the annual throughput of the mine from 1.3Mtpato 1.7Mtpa.

The current mining philosophy of an owner’s mining fleet operated by a contractor has been retained, and additional cost provisions have been made to allow for the purchasing of additional mining fleet equipment to accommodate the increased throughput.

ITEM	VALUE (US$’000)
CAPITAL EXPENDITURE
MINING – SUSTAINING CAPITAL (ADDITIONAL FLEET TO MINE 1.7MTPA)	12,358
TAILINGS – SUSTAINING CAPITAL	71,420
POWER PLANT DEMOBILIZATION	113
MINE REHABILITATION AND CLOSURE	3,385
TOTAL – CAPITALISED EXPENDITURE	87,275

OPERATING COST SUMMARY

The following operating costs were estimated and incorporated into the financial analysis:

ITEM	UNIT	VALUE
MINING OPERATING COSTS
ANNUAL UNIT MINING OPERATING COST	US$/t processed	4.93
ANNUAL UNIT MINING OPERATING COST	US$/oz	73.11
PROCESSING PLANT OPERATING COSTS
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/t processed	17.77
ANNUAL UNIT PROCESSING PLANT OPERATING COST	US$/oz	263.22
GENERAL & ADMINISTRATION COSTS (INCL. ASSAY COSTS)
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/t processed	2.81
ANNUAL UNIT G&A + ASSAYING OPERATING COST	US$/oz	41.62
NSR ROYALTY & REFINING CHARGES
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/t processed	1.08
ANNUAL UNIT ROYALTY & REFINING OPERATING COST	US$/oz	16.00

TOTAL OPERATING COSTS
ANNUAL CASH OPERATING COST	US$/t processed	26.59
ANNUAL CASH OPERATING COST	US$/oz	395

FINANCIAL ANALYSIS - ASSUMPTIONS

In preparing this economic assessment there have been a number of assumptions and material factors that have been employed. Some of these are shown in the table below.

ITEM	UNIT	VALUE
REVENUE
PLANT THROUGHPUT	TONS/annum	1,700,000
GOLD PRICE (LOWER LIMIT)	US$/oz	1,000
GOLD PRICE (BASE CASE)	US$/oz	1,200
GOLD PRICE (UPPER LIMIT)	US$/oz	1,400
DISCOUNT RATE	%	5%

FUEL PRICE
DIESEL	US$/litre	1.09

FISCAL
TAX FREE HOLIDAY	years	10
TAX RATE (YEAR 1 – 10)%		0
TAX YEAR (BEYOND YEAR 10)%		30
NSR ROYALTY	%	1.0
NET PROFIT ROYALTY	%	4.0
DEPRECIATION	%	0

CONVERSION FACTORS
KILOGRAMS TO OUNCES	kg/ troy ounce	32.1505
DIESEL FUEL DENSITY	t/m3	0.85
EXCHANGE RATE	ZAR : US$	7.496

OTHER
REFINING CHARGES, DORE TRANSPORT & INSURANCE	US$/oz	5.00
PERCENT OF CAPITAL EXPENDITURE (YEAR 2011)%		60

FINANCIAL ANALYSIS - RESULTS SUMMARY

This economic assessment has produced a cash flow valuation model for the Twangiza Phase 1 project based on the geological and engineering work completed to date. The financial analysis does not include the high grade valley fill material for which the optimal mining and processing methodology is being determined.

The base case was developed using a long-term gold price of US$1,200 per ounce and 5% discount rate.The financial model also reflects the favorable fiscal aspects of the mining convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

Calculated sensitivities show the significant upside leverage to gold prices and the robust nature of the projected economics to operating assumptions.

ITEM	UNIT	GOLD PRICE OF US$1,200/oz @ 5% discount	GOLD PRICE OF US$1,400/oz @ 5% discount
LIFE OF MINE GOLD PRODUCTION	oz	1,004,796	1,004,796
PRODUCTION PERIOD	years	8.76	8.76
ANNUAL GOLD PRODUCTION	oz	114,744	114,744
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	378	378
TOTAL CASH OPERATING COSTS FOR FIRST 5 YEARS	US$/oz	356	356
LIFE OF MINE TOTAL CASH OPERATING COSTS	US$/oz	395	397
TOTAL CAPITAL COSTS	US$/oz	87	87
TOTAL PRODUCTION COSTS	US$/oz	482	484
POST-TAX NET PRESENT VALUE	US$ million	581	743
NET CASH FLOW AFTER TAX & CAPEX	US$ million	692	883

SENSITIVITY ANALYSIS

A sensitivity analysis was performed on the after tax profits by varyingthe gold price between US$1,000 and US$1,600 per ounce.The results are summarized in the table below.

GOLD PRICE (US$/oz)	NET PRESENT VALUE (US$ ‘000)
	0% DISCOUNT	5% DISCOUNT	10% DISCOUNT
1,600	1 074 285	904 218	776 882
1,500	978789	823 433	707 089
1,400	883 293	742 649	637 296
1,300	787 797	661 864	567 503
1,200	692 301	581 079	497 711
1,100	596 805	500 294	427 918
1,000	501 280	419 490	358 112

QUALIFIED PERSONS

This economic assessment of Twangiza Phase 1 was prepared under the supervision of Mr. Rudi Rautenbach, Studies Manager with SENET and a "qualified person" as such term is defined in National Instrument 43-101. Mr. Rautenbach has reviewed and approved the contents of this press release. A copy of the Twangiza Phase 1 economicassessment technical report compiled by SENET will be available on SEDAR atwww.sedar.com once filed.

A list of all “qualified persons” that contributed to this economic assessment includes:

●	Mr. Rudi Rautenbach of SENET (Processing & Infrastructure)
●	Mr. Martin Pittuck of SRK (UK) (Mineral Resources)
●	Mr. M. Wertzof SRK (SA) (Mining and Mineral Reserves)
●	Mr. Mark Sturgeon of SRK (SA) (Mining and Mineral Reserves)
●	Mr. Steven Dorman of Metago Environmental Engineers (Tailings Management Facility)

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company is constructing "Phase 1" of its flagship Twangiza project.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Statement

Thiseconomic assessment of Twangiza Phase 1 does not include Inferred Mineral Resources in the open pit outlines.  There is no certainty that all the conclusions reached in this study will be realized.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, Mineral Resource and Mineral Reserve estimates, potential mineralization, potential Mineral Resources and Mineral Reserves, projected timing of production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated Mineral Resources or Mineral Reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future;the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.comand EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The Mineral Resource and Mineral Reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Resource and Reserve estimates included in this press release are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

The Mineral Resource and ReserveEstimates are reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves. The Mineral Resource estimates are considered to have reasonable prospects for economic extraction by open pit mining and have been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Tomas Sipos, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.